DEVONSHIRE RESOURCES LTD.

(Formerly: Ripple Lake Diamonds Inc.)

(the “Company”)

NOTICE OF NAME CHANGE
AND
CONSOLIDATION OF SHARES

TO THE SHAREHOLDERS:

As contemplated in the Notice of Meeting and other material mailed to all registered shareholders of record for the Special Meeting held on August 16, 2007 (the “Meeting”), the shareholders at that Meeting approved special resolutions to change the name of the Company and to consolidate the share capital.

Following the Meeting, the necessary documents were filed with the Registrar of Companies and, effective October 10, 2007, the name of the Company was changed to “Devonshire Resources Ltd.” and its capital was consolidated, each ten-old shares being consolidated into one share. The shares of the Company were called for trading on the TSX Venture Exchange in its new name on the consolidated basis on October 10, 2007 under the trading symbol “DSH”.

Accompanying this notice is a Letter of Transmittal that may be used by you to exchange your present certificates for certificates in the new name of the Company representing the consolidated number of shares. Please read carefully the explanatory notes on the reverse side of the Letter of Transmittal. Shareholders forwarding share certificates to Pacific Corporate Trust Company by mail are advised, for their own protection, to do so by Registered Mail.

DATED:          October 10, 2007

DEVONSHIRE RESOURCES LTD.

Per:
             _______________________________________

             _______________________________________
             Title

LETTER OF TRANSMITTAL

TO:              PACIFIC CORPORATE TRUST COMPANY

The undersigned hereby delivers to you the following share certificate(s) for shares in RIPPLE LAKE DIAMONDS INC., now known as DEVONSHIRE RESOURCES LTD.:

Certificate No.	Name in which Registered	No. of Shares

(If space is insufficient, please attach list)

The shares represented by the above certificate(s) are hereby surrendered in exchange for certificate(s) in the Company’s new name, Devonshire Resources Ltd., for the consolidated number of shares.

You are hereby authorized and directed to issue the new certificate(s) as follows:

PLEASE PRINT CLEARLY

_______________________________________________________________________________________________________________
                                      (First Name or Company Name)                                                                                     (Surname, if applicable)

_______________________________________________________________________________________________________________
(Number & Street)                                                                          (City, Province/State)                                                                     (Postal/Zip Code)

DATED: _______________________, 20__.

_____________________________________________
(Signature of Shareholder*)

NOTE: This Transmittal Letter, together with your share certificate(s), should be sent by REGISTERED MAIL to Pacific Corporate Trust Company, 510 Burrard Street, 2nd Floor, Vancouver, BC, V6C 3B9, and not to the business or registered office of the Company. SEE EXPLANATORY NOTES ON THE REVERSE SIDE HEREOF.

EXPLANATORY NOTES

1.        CERTIFICATES WHICH MUST BE ENDORSED

If you request that certificates be registered in the name or names other than that shown on the face of the certificates surrendered, such certificates must be properly endorsed in the place provided on the back thereof, and the signature must be guaranteed by a Canadian chartered bank, or by a financial institution that is a member of the Medallion program.

2.        CERTIFICATE NOT TO BE ENDORSED

Certificates need not be endorsed if the new certificates are requested in the same name as that shown on the face of the certificate(s) surrendered.

3.        CHARGE FOR NEW CERTIFICATES

Each registered shareholder is entitled, without charge, to have issued to him/her, one certificate in the name of Devonshire Resources Ltd. for each certificate surrendered by him/her, whether or not the certificate is to be issued in the same name as that shown on the certificate surrendered; however, a fee of $5.00 must be remitted for each additional certificate required.

4.        FRACTIONS

No fractions will be issued. All fractions of shares of one-half or greater will be rounded up to next nearest full share, and all other fractions will be cancelled.

5.        LOST CERTIFICATES

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Pacific Corporate Trust Company, Attn: Client Services Dept., 510 Burrard Street, 2nd Floor, Vancouver, BC, V6C 3B9, together with a letter confirming the loss. A representative of Pacific Corporate Trust Company will contact you in writing to advise of the replacement requirements.

NOTE: Issuers are reminded that Pacific Corporate Trust Company provides this sample form as a courtesy to our clients. It is for informational purposes only and contains the minimum amount of information required by us to perform share exchanges. It is the issuer’s responsibility to ensure that the Letter of Transmittal contains all of the information required by the applicable regulatory authorities and the stock exchange(s) upon which their securities are listed. Pacific Corporate Trust Company will not accept responsibility for deficiencies in the wording and content of a Letter of Transmittal.